Exhibit 21.1

SUBSIDIARIES OF LENDINGTREE, INC.

Name	Jurisdiction of Formation
LendingTree, LLC	DE
Tree.com BU Holding Company, Inc.	DE
DegreeTree, Inc.	DE
Iron Horse Holdings, LLC	DE
Rexford Office Holdings, LLC	DE
Home Loan Center, Inc.	CA
HLC Escrow, Inc.	CA
LT Real Estate, Inc.	DE
LT India Holding Company, LLC	DE